

August 14, 2012

Via E-mail
Ronald J. Seiffert
President and Chief Executive Officer
DCB Financial Corp
110 Riverbend Avenue
Lewis Center, Ohio 43035

> **Re:** **DCB Financial Corp**
> **Registration Statement on Form S-1**
> **Filed July 18, 2012**
> **File No. 333-182739**

Dear Mr. Seiffert:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. Please revise your cover page and disclosure throughout the prospectus to describe the minimum shares that must be subscribed for in the rights offering in order to achieve the $13 million threshold amount (assuming the standby investors purchase the minimum and standby share amounts they have committed to in the agreements). If the $13 million threshold amount is not raised, please disclose how many shares will be purchased by the standby investors (and the amount of capital represented by such shares).

Prospectus Summary

Our Capital Requirements, page 5

2. We note your disclosure on pages 6 and 11 that the bank reduced its asset size subsequent to the first quarter of 2012 and that you anticipated that the amount of proceeds needed to

reach your required capital levels would decrease based on the reduction. Revise to describe the actions taken to reduce asset size and provide updated information that addresses whether your capital ratios and required proceeds have changed.

The Rights Offering

Standby Purchase Agreements, page 10

3. Revise this section to state the aggregate percentage of the outstanding shares that will be held by the standby purchasers if they purchase the minimum number of shares required by the agreements and also if they are obligated to purchase the maximum number of additional shares.

Use of Proceeds, page 11

Questions and Answers Related to the Rights Offering

How was the $3.80 per share subscription price determined?, page 15

4. We note that the $3.80 per share subscription price represents a discount from the current market price of the common shares. Please revise to provide a more detailed discussion that explains how the $3.80 price was determined and that specifically addresses the current market price. Please also revise your corresponding disclosure on page 29 in Risk Factors.

5. We note that Sandler O'Neill, your investment advisor, has not prepared a report or opinion constituting a recommendation to shareholders and has not prepared a fairness opinion relating to the subscription price or the terms of the offering. We also note your disclosure on page 17 that the board is making no recommendation regarding the exercise of the subscription rights. Please add a section in Risk Factors that addresses the fact that a recommendation or fairness opinion has not been obtained from your independent advisor and that the board is not making a recommendation as to whether the subscription rights should be exercised.

What is the offering to the standby investors?, page 16

6. We note your disclosure that the obligations of five of the standby investors are subject to the condition that a total of $13 million of common shares must be sold in the rights offering and private offering in order for those investors to purchase the shares they have agreed to purchase. Revise your disclosure to more fully describe this termination provision. Please provide the total dollar value of the common shares that may be sold in the offering and confirm that the target $13 million value will include the shares that the five standby purchasers have committed to purchase pursuant to the agreements.

Standby Purchase Agreements, page 50

7. We note that you have filed four different forms of the Standby Purchaser Agreements as exhibits to the registration statement. Revise to expand your disclosure to more fully describe the material terms of each of the agreements, and where applicable, identify the material differences between each of the forms.

8. Revise the table on page 51 to:

   a. include the number of shares owned by each of the standby purchasers prior to the offering, if any;
   b. add columns stating the percentage of shares to be owned and the total dollar amounts to be committed by each of the standby purchasers after the minimum share purchase and assuming the purchase of the additional shares;
   c. provide an overall total for each column as well as subtotals for the directors and officers, the purchasers whose commitments are not subject to the $13 million threshold and the purchasers whose commitments are subject to the threshold; and
   d. identify the standby purchasers that have been granted the right to appoint a director to be added to the board.

9. Please confirm that none of the standby purchasers are underwriters.

Where You Can Find More Information, page 57

10. Please update your financial statements and related disclosure in accordance with Rule 8-08 of Regulation S-X in an amendment to the registration statement to include unaudited financial information as of June 30, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc.   Via E-mail
        Kimberly J. Schaefer
        Vorys, Sater, Seymour and Pease LLP